UNITED STATES

SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

For the month of April, 2006

ANGIOTECH PHARMACEUTICALS, INC.

(Registrant's name)

1618 Station Street,

Vancouver, B.C.

Canada V6A 1B6

(604) 221-7676

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F _____       Form 40-F ___X__

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____   No __X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):  82-__________.

EXHIBIT INDEX

Exhibit Number	Description of Document
1. Company Press Release

Angiotech Pharmaceuticals, Inc. today announced that the Company will host a conference call discussing financial results for the first quarter ended March 31, 2006 on Tuesday, May 9, 2006 at 11:00 AM (EST) (8:00 AM Pacific, 9:00 AM Mountain, 10:00 AM Central) .

FORWARD-LOOKING STATEMENTS

Statements contained herein that are not based on historical fact, including without limitation statements containing the words "believes," "may," "will," "estimate," "continue," "anticipates," "intends," "expects" and words of similar import, constitute "forward-looking statements" within the meaning of the U.S. Private Securities Litigation Reform Act of 1995.  Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements.  Such factors include, among others, the following: general economic and business conditions, both nationally and in the region in which the Company operates; technology changes; competition; changes in business strategy or development plans; the ability to attract and retain qualified personnel; existing governmental regulations and changes in, or the failure to comply with, governmental regulations; liability and other claims asserted against the Company; and other factors referenced in the Company's filings with the Securities and Exchange Commission.  Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.  The Company disclaims any obligation to update any such factors or to publicly announce the result of any revisions to any of the forward-looking statement contained herein to reflect future result, events or developments.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ANGIOTECH PHARMACEUTICALS, INC.

Date: April 27, 2006

                  By: /s/ David M. Hall

      Name: David M. Hall

      Title: Chief Compliance Officer

Exhibit 1

FOR IMMEDIATE RELEASE

NEWS RELEASE

Friday, April 7, 2006

ANGIOTECH PHARMACEUTICALS, INC.

FIRST QUARTER 2006 FINANCIAL RESULTS CONFERENCE CALL

VANCOUVER, BC, April 27, 2006 - Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP) will host a conference call discussing financial results for the first quarter ended March 31, 2006.

Tuesday, May 9, 2006 at 11:00 AM (EST)

(8:00 AM Pacific, 9:00 AM Mountain, 10:00 AM Central)

Dial information is as follows:

North America: 1-800-329-9097

International:  1-617-614-4929

Enter passcode: 19972059#

A live webcast will be available to all interested parties through Angiotech’s website at www.angiotech.com under the Investor Relations section.

A press release announcing Angiotech’s financial results will be issued prior to the conference call at approximately 8:00 AM EST (5:00 AM Pacific, 6:00 AM Mountain, 7:00 AM Central).

Replay of the conference call will be available until Tuesday, May 16, 2006. Replay information is as follows:

North America: 1-888-286-8010

International:  1-617-801-6888

Enter passcode 61788034#

About Angiotech Pharmaceuticals

Angiotech Pharmaceuticals, Inc. is a global specialty pharmaceutical company that discovers and develops innovative treatment solutions for diseases or complications associated with medical device implants, surgical interventions and acute injury or trauma. To find out more about Angiotech Pharmaceuticals, Inc. (NASDAQ: ANPI, TSX: ANP), please visit our website at www.angiotech.com.

FOR ADDITIONAL INFORMATION:

Analysts and Investors:

Janet Craig

VP, Investor Relations and Corporate Communications

Angiotech Pharmaceuticals, Inc.

(604) 221-7676 ext 6933